

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2021

Oliver Peoples
President and Chief Executive Officer
YIELD10 BIOSCIENCE, INC.
19 Presidential Way
Woburn, Massachusetts 01801

> **Re: YIELD10 BIOSCIENCE, INC.**
> **Registration Statement on Form S-3**
> **Filed Match 29, 2021**
> **File No. 333-254830**

Dear Dr. Peoples:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Charles Eastman, Staff Accountant, at (202) 551-3794 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing